SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934 (Amendment No. __)

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[   ]   Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

SONOMA VALLEY BANCORP

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 16, 2010

To our Shareholders:

The annual meeting of shareholders of Sonoma Valley Bancorp (the "Company") will be held on June 16, 2010, at 5:00 p.m., at The Lodge Ball Room, 1325 Broadway, Sonoma, California 95476. At the meeting, shareholders will vote:

(1) To elect six (6) directors to serve until the next annual meeting and until their successors are elected and qualified;

(2) To approve an amendment to our articles of incorporation to increase the authorized number of shares of common stock from 10,000,000 to 20,000,000;

(3) To ratify the selection of Richardson and Co. as independent auditors for Sonoma Valley Bancorp for fiscal year 2010;

(4) To approve, in an advisory (non-binding) vote, the compensation of executives disclosed in the proxy statement; and

(5) To transact such other business that may properly come before the meeting, including adjournment.

In addition, the shareholders may act upon such matters other than the specific items listed above as may properly come before the meeting.

The Board of Directors has fixed the close of business on May 12, 2010 as the record date for determining those shareholders who will be entitled to vote at the meeting or any postponement or adjournment.

As an added convenience, a shareholder can vote by telephone or by using the Internet as indicated on the proxy card. If you vote by telephone or Internet, you do not need to return the proxy card.

> By Order of the Board of Directors
> */s/Suzanne Brangham*
> ---------------------------------
> SUZANNE BRANGHAM, Secretary

May 17, 2010
Sonoma, California

WE URGE YOU TO VOTE BY TELEPHONE AT **1-800-776-9437** OR BY USING THE **INTERNET** AS INDICATED ON THE PROXY.

OTHERWISE, PLEASE SIGN, DATE AND RETURN YOUR ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING. IF YOU DO ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

SONOMA VALLEY BANCORP

202 W. Napa Street

Sonoma, California 95476

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS OF

SONOMA VALLEY BANCORP

This proxy statement contains information related to the annual meeting of shareholders of Sonoma Valley Bancorp (the "Company") to be held on June 16, 2010, beginning at 5:00 p.m., at The Lodge Ball Room, 1325 Broadway, Sonoma California 95476, and at any postponements or adjournments thereof.

A copy of the Company's Annual Report for the year ended December 31, 2009, accompanies this Proxy Statement. These proxy materials were first mailed to shareholders on or about May 18, 2010.

PURPOSE OF MEETING

At the annual meeting, shareholders will vote:

    (1) To elect six (6) directors to serve until the next annual meeting and until their successors are elected and qualified;

    (2) To approve an amendment to our articles of incorporation to increase the authorized number of shares of common stock from 10,000,000 to 20,000,000;

    (3) To ratify the selection of Richardson and Co. as independent auditors for Sonoma Valley Bancorp for fiscal year 2010;

    (4) To approve, in an advisory (non-binding) vote, the compensation of executives disclosed in the proxy statement; and

    (5) To transact such other business that may properly come before the meeting, including adjournment.

These matters are more fully described in the attached proxy statement, which is made as part of this notice.

GENERAL PROXY STATEMENT INFORMATION

Introduction

This Proxy Statement is furnished in connection with the solicitation of proxies from the shareholders of the Company. Shareholders are requested to consider and vote upon the matters discussed herein.

Solicitation of Proxies

This solicitation of proxies is being made by the Board of Directors of the Company. The Company has retained Regan & Associates, Inc. to act as a proxy solicitor in conjunction with the annual meeting. Estimated fees and costs for such proxy solicitation services are $12,000 plus reasonable disbursements. The expense of preparing, assembling, printing, and mailing these proxy materials will be borne by the Company. It is contemplated that proxies will be solicited principally through the use of the mail, but officers, directors, and employees of the Company may solicit proxies personally or by telephone, without receiving special remuneration. Although there is no formal agreement to do so, the Company may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for the cost of forwarding proxy materials to the beneficial owners of the Company's common stock.

Outstanding Securities and Voting Rights

Holders of record of the Company's common stock at the close of business on May 12, 2010 will be entitled to vote on all matters to be presented at the annual meeting. As of such date, 2,326,803 shares of common stock were outstanding. Votes may be cast in person or by proxy, and each share of common stock entitles its holder to one vote.

With respect to Proposal One, the six directors receiving the highest number of votes will be elected as directors. The affirmative vote of a majority of the shares of the Company's common stock outstanding as of the record date is required in order to approve Proposal Two. The affirmative vote of a majority of the shares of the Company's common stock represented and voting at the meeting at which a quorum is present is required in order to approve Proposal Three and Four. Under California law, abstentions and broker non-votes shall be counted for purposes of determining a quorum, but will not otherwise affect voting results.

Each share of common stock is entitled to one vote at the annual meeting, except with respect to the election of directors. In elections of directors, California law provides that a shareholder, or his or her proxy, may cumulate votes; that is, each shareholder has that number of votes equal to the number of shares owned, multiplied by the number of directors to be elected, and the shareholder may cumulate such votes for a single candidate, or distribute such votes among as many candidates as he or she deems appropriate. However, a shareholder may cumulate votes only for a candidate or candidates whose names have been properly placed in nomination prior to the voting, and only if the shareholder has given notice at the meeting, prior to the voting, of his or her intention to cumulate votes for the candidates in nomination. The Company's designated proxy holders (the "Proxy Holders") have discretionary authority to cumulate votes represented by the proxies received in the election of directors. The Proxy Holders intend to vote all proxies received by them in such manner as will assure the election of as many of the nominees described under "Election of Directors" as possible. The six nominees receiving the highest number of votes will be elected to the Board. With respect to any other matter that properly comes before the meeting, the Proxy Holders will vote in accordance with their own discretion.

A proxy for use at the annual meeting is enclosed. Proxies which are properly executed and returned to the Company will be voted at the annual meeting in accordance with the shareholders' instructions contained in such proxies and, at the discretion of the Proxy Holders, on such other matters as may properly come before the meeting. The Company is soliciting discretionary authority to cumulate votes in connection with the election of directors and in connection with any other matters that may properly come before the meeting, as provided for above. Where no contrary instructions are given, the shares will be voted "For" the election of each of the six directors identified under the caption, "Election of Directors;" "For" the approval of the amendment to our articles of incorporation to increase the authorized number of shares of common stock from 10,000,000 to 20,000,000; "For" the ratification of the selection of Richardson and Co. as independent auditors for 2010; and "For" approval of the compensation of executives. Any shareholder has the power to revoke his or her proxy at any time before it is voted.

Questions and Answers about the Proxy Material and Voting

What is the purpose of the Meeting?

The purpose of the annual meeting is to allow you to vote on the matters outlined in the accompanying Notice of Annual Meeting of Shareholders.

Who is entitled to vote?

1)   Only shareholders of record at the close of business on the record date are entitled to vote at the annual meeting, or any postponements or adjournments of the meeting.

2)   Shareholders who hold their shares under their broker – as non-certificated shares or in "street name", are not shareholders of record but "beneficial owners". Their votes are cast by their broker pursuant to their instructions, and as provided under the rules of the New York Stock Exchange governing broker votes.

How do I vote?

Shareholders have three options for submitting their votes before the annual meeting, by: (a) Internet, (b) telephone, or (c) mailing a completed proxy card (registered owners) or voting instruction card (beneficial owners) as instructed in the proxy card or voting instruction card. If you have Internet access, you may submit your proxy from any location in the world by following the instructions on the proxy card or voting instruction card. If you live in the United States or Canada, you may submit your proxy by telephone by following the instructions on the proxy or voting instruction card. If you received your annual meeting materials by mail and do not wish to vote online or by telephone, please complete and properly sign the proxy card or voting instruction card you receive and return it in the prepaid envelope provided, and it will be voted in accordance with the specifications made on the proxy card or voting instruction card.

If you are a beneficial stockholder and your shares are held in the name of a broker, the broker is bound by the rules of the New York Stock Exchange regarding whether or not it can exercise discretionary voting power for any particular proposal if the broker has not received voting instructions from you. Brokers have the authority to vote shares for which their customers do not provide voting instructions on certain "routine" matters. If the broker does not vote on a particular proposal because that broker does not have discretionary voting power, this is referred to as a "broker non-vote." Broker non-votes will be considered as represented for purposes of determining a quorum, but will not otherwise affect voting results.

On July 1, 2009, the U.S. Securities and Exchange Commission (the "SEC") approved a change to the NYSE rules that stated that the election of directors would no longer be considered a "routine" matter, whether or not the election was contested. Consequently, if you do not give your broker instructions, your broker will not be able to vote on the election of directors. If you are a beneficial stockholder and your shares are held in the name of a broker, the broker is permitted to vote your shares on the ratification of the appointment of Richardson and Co., approval of the Amendment to our Articles of Incorporation to increase the authorized shares of common stock, and approval of the non-binding, advisory vote on executive compensation even if the broker does not receive voting instructions from you.

Can I change my vote after I return my proxy card?

Yes. If your shares are held by your broker or bank (in "street name") you will need to notify your broker prior to the meeting. If you are a shareholder of record, you have the right to revoke your proxy at any time before the meeting by notifying the Company's Secretary at the following address:

> Sonoma Valley Bancorp
>
> 202 W. Napa Street
>
> Sonoma, CA 95476

What shares are included on the proxy card(s)?

The shares on your proxy card(s) represent ALL of your shares held in that account and under that name.

What does it mean if I get more than one proxy card?

If your shares are registered differently and are in more than one account, you will receive more than one proxy card. Sign and return all proxy cards to ensure that all your shares are voted. We encourage you to have all accounts registered in the same name and address (whenever possible). If your shares are held by your broker or bank in "street name," you must contact the broker or bank who holds your shares.

What happens if I abstain?

Proxies marked "abstain" will be counted as shares present for the purpose of determining the presence of a quorum, but for purposes of determining the outcome of a proposal, shares represented by such proxies will not be treated as affirmative votes. For proposals requiring an affirmative vote of a majority of the shares present or a majority of the outstanding shares, an abstention is equivalent to a "no" vote.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

In accordance with Article III, Section 2 of the Company Bylaws, the number of directors shall not be less than six, nor more than 11. All directors of the Company are elected for one-year terms and until their successors are duly elected and qualified. The Board of Directors of the Company proposes that the six nominees named below, all of whom are currently serving as directors of the Company, be re-elected for new one-year terms. Each of the nominees has consented to serve if elected. There are no family relationships between directors and officers. The address of each of the nominees is Sonoma Valley Bancorp, 202 West Napa Street, Sonoma, California 95476. Ms. Brangham, Ms. Pistole and Messrs. Downing, Hitchcock and Nicholas are independent directors, as defined in the NASD listing standards.

The six directors standing for election are as follows:

Name	Age	Position
Suzanne Brangham	66	Secretary
Dale T. Downing	67	Director
Robert B. Hitchcock	65	Director
Robert J. Nicholas	67	Chairman of the Board
Valerie Pistole	59	Director
Mel Switzer, Jr.	64	Vice Chairman of the Board

Robert J. Nicholas has been the Chairman of the Board of Sonoma Valley Bancorp (the "Company") since its formation in November 2000 and Director of the Bank since its formation in 1988. Mr. Nicholas retired in 1992 as Chairman of the Board of Directors of Nicholas Turkey Breeding Farms, a position he held since 1982. Nicholas Turkey Farms was the leading primary breeder of turkeys in the world. The farm produced sales to 21 countries and employed 400 employees worldwide. Mr. Nicholas was President of the World Turkey Federation and a member of the Agricultural Policy Advisory Committee of the University of California. Mr. Nicholas received as B.S. degree in Agricultural Economics in 1964 from the University of California Davis and a Juris Doctorate from the University of California, Berkeley School of law in 1967. He passed the California Bar in 1967. Mr. Nicholas has attended at least one continuing banking education program per year since 1995.

Mel Switzer, Jr. has been the Vice Chairman of the Board since June 2006 and director since the Company's formation in November 2000. Mr. Switzer was President and Chief Executive Officer of the Bank from 1990 until 2009 and Chairman of the Board of the Bank since 2008. He has been a Director of the Bank since 1990 and Chairman of the Board of the Bank since 2008. Mr. Switzer received his B.S in Business administration from the University of Idaho in 1967 and graduated from the Graduate School of Banking at Colorado in 1974. Mr. Switzer began his career as a National Bank Examiner in 1968 for the Comptroller of the Currency in Portland, Oregon. In 1973, he was the Vice President Commercial Loans for Twin Falls Bank and Trust Company. Mr. Switzer has extensive experience and knowledge of the banking industry and was previously President and CEO of County Bank and Trust Company in Santa Cruz, California. Mr. Switzer retired as President and CEO of the Bank in February 2009.

Suzanne Brangham has been Secretary since 2001 and Director of the Company since its formation in November 2000. She has been Director of the Bank since March 1995. Ms. Brangham is an author, developer, restaurateur and hotelier. She is presently the LLC Manager of MacArthur Place which she developed in 1998. MacArthur Place is a luxury hotel and spa in Sonoma. Ms. Brangham was instrumental in the formation of the Sonoma Plaza Foundation, the Sonoma Valley Museum of Art, Sonoma Jazz+, and has been a Director with many non-profit organizations in the Valley.

Dale T. Downing has been Director since the Company's formation in November 2000. Mr. Downing has been Director of the Bank since its formation in 1988. In 1968 Mr. Downing formed a partnership with his brother-in law to establish Shones Country Store in Glen Ellen. In 1978 Mr. Downing sold his share of Shones and established Downings Market in El Verano. Mr. Downing and his brother-in-law again partnered in 1985 to purchase Sonoma Market in Sonoma. He is currently the proprietor of Sonoma Market, Inc. and Glen Ellen Village Market, Inc., formerly Shone's Country Store, Inc. Mr. Downing is a major contributor to the community both professionally and personally.

Robert B. Hitchcock has been Director since the Company's formation in November 2000. Mr. Hitchcock has been Director of the Bank since its formation in 1988 and was Chairman of the Board of the Bank from 1988-1995. He retired in 1992 as President of Nicholas Turkey Breeding Farms, a position he held since 1982. Mr. Hitchcock has an M.B.A. from Armstrong College and a B.A. in History from the University of California, Davis. He has been Director of the Poultry and Egg Institute of America, President of the Sonoma Valley United Way and was on the Executive Committee and Board of Trustees of Meals for Millions-Freedom From Hunger Foundation.

Valerie Pistole has been the Director of the Company since August 2007 and Director of the Bank since October 2006. She was certified in 2009 by the California Independent Bankers Association. Mrs. Pistole is an attorney licensed in the State of California and holds a Masters Degree in Taxation. She currently practices business and estate planning law for individuals and businesses in her Sonoma firm of Walter and Pistole. She was an associate professor in the Management Studies Department at Sonoma State University from 1975-78. Her community activities include being an officer of Impact100 Sonoma, President-Elect for the Rotary Club of Sonoma Valley for 2010-11 and legal counsel to numerous nonprofit groups.

Except as disclosed above, no director or officer of the Company currently serves, or within the last five years has served, as a director of any public company, including any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934, or of any company registered as an investment company under the Investment Company Act of 1940. None of the nominees were subject to any legal, judicial or administrative proceedings involving or based on violations of federal or state securities, commodities, banking or insurance laws and regulations or settlements thereof, involvement in mail or wire fraud or fraud in connection with any business entity, any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, convictions in a criminal proceeding (excluding traffic violations and minor offenses) or had a petition under bankruptcy laws filed against themselves or an affiliate, in each case within the last 10 years.

Board Meetings and Committees

The Board of Directors met eleven times during 2009 for regular board meetings. All members of the Board attended at least 75% of all board meetings and meetings of the committees on which they served during 2009. All of the members of the Board of Directors attended last year's annual meeting of shareholders.

The Board of Directors of the Company has established a standing Audit Committee, Personnel and Policies Committee and Nominating Committee.

The Personnel and Policies Committee performs the role and duties of a compensation committee and serves the function of considering officer compensation and employee benefits. The five members of the Committee are: Robert J. Nicholas (Chairman), Dale T. Downing, Valerie Pistole and Robert B. Hitchcock. The Committee met nine times during 2009.

At fiscal year end, the Audit Committee consisted of four independent directors, Messrs. Hitchcock (Chairman), Downing, Nicholas, and Ms. Pistole. The Audit Committee reviews the Company's internal accounting procedures, consults with and reviews the services provided by the Company's independent accountants and makes recommendations to the Board of Directors regarding the selection of independent accountants. The Board of Directors has determined that Robert Hitchcock, Chairman of the Audit Committee, qualifies as the Audit Committee Financial Expert as defined in the Sarbanes-Oxley Act of 2002. The Committee met seven times during 2009.

The Nominating Committee consisted of Ms. Brangham, Ms. Pistole and Messrs. Nicholas, (Chairman), Downing, Hitchcock and Switzer. The Committee met one time during 2009.

Board Leadership Structure

The Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board believes it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board. The Board has determined that having an independent director serve as Chairman is in the best interest of the Company's shareholders at this time. This structure ensures a greater role for the independent directors in setting agendas and establishing Board priorities and procedures. Further, this structure permits the Chief Executive Officer to focus on the management of the Company's day-to-day operations.

Risk Management

The Board of Directors has an active role, as a whole and also at the committee level, in overseeing management of the Company's risks. The Board reviews monthly information regarding the Company's credit, liquidity and operations, as well as the risks associated with each. The Company's Personnel and Policies Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements and has been briefed twice in the past year by the senior risk officers. The Audit Committee oversees management of financial risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks.

The Board of Directors together with its committees coordinates with each other to provide oversight of our management and handling of risk. These committees report regularly to the entire Board of Directors on risk-related matters and provide the Board of Directors with integrated insight about the Company's management of strategic, credit, interest rate, financial reporting, technology, liquidity, compliance, operational and reputational risks. At meetings of the Board of Directors and its committees, directors receive regular updates from management regarding risk management. Outside of formal meetings, the Board, its committees and individual Board members have regular access to senior executives, including the Chief Executive Officer and Chief Financial Officer.

Nominations to the Board of Directors

Our directors and the Nominating Committee take a critical role in guiding our strategic direction and overseeing the management of the Company. Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders and personal integrity and judgment. In addition, directors must have time available to devote to Board activities and to enhance their knowledge of the banking industry. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company. The Company does not have a formal policy with regard to the consideration of diversity in identifying director nominees, but the Nominating Committee strives to nominate directors with a variety of complimentary skills so that, as a group, the Board will possess the appropriate talent, skills, and expertise to oversee the Company.

The Nominating Committee does have a written charter related to its nomination process and it can be viewed at https://www.sonomavalleybank.com. The Nominating Committee believes given the diverse skills and experience required to grow the Company that the input of its members and all members of the Board of Directors is important for considering the qualifications of individuals to serve as directors. The Nominating Committee is responsible for recommending a slate of directors for election at the annual meeting.

In carrying out its responsibilities, the Nominating Committee and Board will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate's name in nomination, however, he or she must do so in accordance with the provisions of the Company's Bylaws. Suggestions for candidates to be evaluated by the Nominating Committee and Board must be sent to Suzanne Brangham, Secretary, 202 W. Napa Street, Sonoma, California 95476.

Audit Committee Report

The Audit Committee reviews the Company's internal accounting procedures, consults with and reviews the services provided by the Company's independent accountants and makes recommendations to the Board of Directors regarding the selection of independent accountants. In fulfilling its oversight responsibilities, the Committee has reviewed and discussed the audited financial statements with management and discussed with the independent auditors the matters required to be discussed by SAS 61. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles. There is an Audit Committee Charter and it can be viewed at https://www.sonomavalleybank.com.

The Committee discussed with the independent auditors, the auditors' independence from the management of the Company and received written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1.

After the review and discussions mentioned above, the Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K.

> Respectfully Submitted,
> Sonoma Valley Bancorp Audit Committee,
> Robert B. Hitchcock, Chairman
> Dale T. Downing
> Robert J. Nicholas
> Valerie Pistole

Personnel and Policies Committee

The Personnel and Policies Committee of the Board has responsibility for monitoring the Company's compensation of senior executives, and making recommendations with respect to such compensation to the Board. The Personnel and Policies Committee ensures that the total compensation paid to the executives is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to executives are similar to those provided to other executive officers of similarly situated community bank holding companies. The Personnel and Policies Committee does have a written charter and it can be viewed at https://www.sonomavalleybank.com.

The Company has historically compensated senior executives through a combination of base salary, bonus and equity-based compensation in a manner that is competitive with comparable community banks and intended to align the incentives with the long-term interests of the Company's shareholders. On August 19, 2009, the Personnel and Policies Committee terminated the existing Cash Incentive Plan because the Committee believed it may encourage unnecessary and excessive risk taking.

The Personnel and Policies Committee also takes into account that, as a result of both the Company's size and location, having comparable compensation packages is necessary in order to retain and attract senior employees in key positions. The Personnel and Policies Committee evaluates both performance and the level of compensation to ensure that the Company remains competitive relative to the compensation paid by peer community banks and community bank holding companies.

The Personnel and Policies Committee has structured the Company's compensation in a manner intended to motivate executives, including the named executive officers, to achieve earnings growth and other business goals set by the Company and reward the executives for achieving such goals. The Personnel and Policies Committee reviews compensation levels and policies during the year, and makes recommendations to the Board with respect to its findings and any recommendations. To assist the Personnel and Policies Committee in establishing proper compensation levels, in March 2009, the Personnel and Policies Committee engaged Amalfi Consulting to conduct an overall compensation review for the top four executive officers. The overall results of the analysis provided the Personnel and Policies Committee with a comprehensive analysis of the compensation paid to the Company's senior executives with that paid to similarly situated senior executives in the peer group.

The study was based on a peer group of 22 publicly traded banks located in California that were comparable in asset size, geography, performance, and business models to the Company. The median asset size of the peer group was $575 million, and the 20 banks ranged in asset size from $160 million to $1 billion, and included the following: Bank of Marin Bancorp (BMRC); North Valley Bancorp (NOVB); Heritage Oaks Bancorp (HEOP); Bank of Commerce Holdings (BOCH); United Security Bancshares (UBFO); Central Valley Community Bancorp (CVCY); Tamalpais Bancorp (TAMB); First Northern Community Bancorp (FNRN); FNB Bancorp (FNBG); Community West Bancshares (CWBC); Community Valley Bancorp (CVLL); American River Bancshares (AMRB); Oak Valley Bancorp (OVLY); Plumas Bancorp (PLBC); Pacific State Bancorp (PSBC); Northern California Bancorp, Inc. (NRLB); Valley Commerce Bancorp (VCBP); 1st Century Bancshares, Inc. (FCTY); Santa Lucia Bancorp (SLBA); Pacific Valley Bank (PVBK); American Principle Bank (APBA); and Premier Service Bank (PSBK). Benchmarking data was provided at the 25th, 50th and 75th percentiles. In addition, the officers were benchmarked to banking and financial services industry cash compensation surveys at the 25th, 50th and 75th percentiles. These survey sources were published by Amalfi Consulting, American Banker's Association, Bank Administration Institute, California Bankers Association and Watson Wyatt.

In March 2009, the Personnel and Policies Committee also engaged Amalfi Consulting to conduct a board of directors' compensation review at the same time as the executive overall compensation review. The identical peer group of publicly traded banks was used for this study, with the exception of Pacific Valley Bank (PVBK) and American Principle Bank (APBA) as they did not compensate their directors; thus the peer group for the board study included 20 publicly traded banks. The board compensation was benchmarked to the 25th, 50th and 75th percentiles of the market.

Directors' Remuneration

The directors of the Company are scheduled to meet at least quarterly and receive $100 for each meeting. The directors of the Sonoma Valley Bank (the "Bank") receive $800 for each regular board meeting and $300 for each committee meeting they attend, as a member. In 2009 the Chair of the Audit Committee of the Bank received $750, the Chair of the Loan Committee of the Bank received $500 and all other committee chairs of the Bank received $400 for each committee meeting attended. In 2007 the board approved a $9,000 retainer for members of the Bank Board of Directors payable either in cash or options.

Director Compensation

NAME (a)	FEES EARNED OR PAID IN CASH ($) (b)	STOCK AWARDS ($) (c)	OPTION AWARDS ($) (d)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($) (f)	ALL OTHER COMPEN-SATION ($) (g)
A Brangham	26,700 (1)	0	0	11,303	0
C Downing	35,800 (1)(3)	0	0	24,622	0
D Hitchcock	31,200 (1)	0	0	13,196	0
E Nicholas	25,618 (4)	0	0 (5)	21,491	355
F Page	25,800 (1)(3)		0 (2)	13	0
G Pistole	30,200 (1)		0 (2)	35	0
H Sangiacomo	18,318 (4)(6)	0	0 (7)	16,666	0

(1) Includes $9,000 annual retainer.

(2) Ms. Pistole and Mr. Page have outstanding options to purchase 10,000 shares under the 2002 Stock Option Plan.

(3) All of Mr. Downing’s and Mr. Page’s director fees and annual retainer were deferred under the Deferred Compensation Plan.

(4) Includes $618 annual retainer.

(5) Mr. Nicholas has outstanding options to purchase 3,704 shares under the 2002 Stock Option Plan.

(6) All of Mr. Sangiacomo’s director fees were deferred under the Deferred Compensation Plan.

(7) Mr. Sangiacomo has outstanding options to purchase 3,704 shares under the 2002 Stock Option Plan.

In 2009, Ms. Brangham received $900 for serving on the Board of the Company, $9,600 for serving on the Board of the Bank, and the remaining $7,200 for serving on various Bank committees. Mr. Downing received $900 for serving on the Board of the Company, $9,600 for serving on the Board of the Bank, and the remaining $16,300 for serving on various Bank committees. Mr. Hitchcock received $900 for serving on the Board of the Company, $9,600 for serving on the Board of the Bank, and the remaining $11,700 for serving on various Bank committees. Mr. Nicholas received $900 for serving on the Board of the Company, $9,600 for serving on the Bank Board, and the remaining $14,500 for serving on various Bank committees. Mr. Page received $9,600 for serving on the Board of the Bank, and the remaining $7,200 for serving on various Bank committees. Ms. Pistole received $800 for serving on the Board of the Company, $9,600 for serving on the Board of the Bank, and the remaining $10,800 for serving on various Bank committees. Mr. Sangiacomo received $9,600 for serving on the Board of the Bank, and the remaining $8,100 for serving on various Bank committees.

The Company also provides certain retirement benefits for its non-employee directors pursuant to director benefit agreements. Because of the difficulty in attracting and retaining experienced and suitable candidates to serve as independent directors, the Personnel and Policies Committee believes these limited retirement benefits are an appropriate manner to reward its independent directors for their service to the Company. Under the terms of the director benefits agreements, upon retirement at age 70, eligible directors will receive annual retirement benefits in the amount of $500 multiplied by the number of years of service on the board of directors of the Company or the Bank and increased at the rate of 2% each year beginning after the commencement of benefits. Benefits are paid until the death of the director or the director’s spouse, if the spouse survives the director. Upon commencement of benefits, payments are made in 12 monthly installments.

Recommendation of the Board of Directors

The Board recommends that shareholders vote "FOR" each of the six directors nominated.

PROPOSAL NO. 2
AMENDMENT OF ARTICLES OF INCORPORATION

We are submitting to shareholders a proposed amendment (the "Proposed Amendment") to Article III of our Articles of Incorporation (the "Articles") to increase the existing number of the authorized shares of the Company's common stock from 10,000,000 to 20,000,000.

Background

Article III of the Articles currently provides that our authorized capital stock consists of 10,000,000 shares of common stock and 2,000,000 shares of preferred stock. The Proposed Amendment changes the number of authorized shares of common stock to 20,000,000 and does not change the number of authorized shares of preferred stock.

As of the record date, 2,316,803 shares of our common stock were issued and outstanding. There are 352,513 shares of our common stock reserved for issuance under our 2007 Equity Incentive Plan ("Plan"), and unexercised stock options and unvested stock awards previously granted. pursuant to that plan As a result, there were 7,330,684 shares of our common stock authorized and available for other corporate purposes.

On April 21, 2010, our Board of Directors adopted a resolution recommending that the Articles be amended to increase the number of authorized shares of the Company's common stock to 20,000,000. The Board of Directors further directed that the Proposed Amendment be submitted for consideration by shareholders at the annual meeting.

The Proposed Amendment would not alter the rights and preferences of any shares of capital stock we are authorized to issue, and would not affect any provisions of the Articles other than Article III. If the Proposed Amendment is approved, the additional 10,000,000 shares of common stock that would be authorized would be available for issuance without further shareholder action, unless such action is otherwise required by California law or any stock exchange on which our common stock may then be listed or quoted. Such shares could be issued directly by the Company, or could be reserved for issuance and then issued pursuant to the exercise of warrants or options, or conversion of preferred stock, that could be granted or issued by the Company in the future. The additional authorized shares would be part of the existing class of our common stock and would not affect the terms of the outstanding common stock or the rights of the holders of common stock. Current shareholders will not have automatic rights to purchase any of the additional authorized shares. Any future issuance of additional authorized shares of our common stock will decrease the existing shareholders' percentage equity ownership in the Company.

The proposal is to amend the first paragraph of Article III of the Articles to read as follows:

> "This corporation is authorized to issue two classes of shares of stock designated "Common Stock" and "Preferred Stock," respectively. The total number of shares which this corporation is authorized to issue is Twenty Two Million (22,000,000). Twenty Million (20,000,000) shares shall be Common Stock and Two Million (2,000,000) shares shall be Preferred Stock."

The affirmative vote of a majority of the shares of the Company's common stock outstanding as of the record date is required in order to approve the Proposed Amendment. If approved, the Proposed Amendment will be effective upon the filing of articles of amendment with the Secretary of State of the State of California promptly after the annual meeting. If the Proposed Amendment is not approved, the current Articles will continue in effect.

Reasons for the Proposed Amendment

The Board of Directors believes that, given the recent and continuing financial crisis, it is advisable to have a greater number of authorized shares of common stock available for issuance in connection with public or private financing opportunities, and various general corporate programs and purposes.

We are proposing to increase the number of authorized shares of common stock to facilitate our ability to raise additional capital so that the Bank will be "adequately capitalized" under regulatory capital guidelines. Like many financial institutions, our operations have been significantly impacted by the current economic crisis. As a result of this, we have been adversely affected by dramatic declines in the real estate market, specifically in Sonoma County. The declining real estate prices and increasing levels of delinquencies and foreclosures have negatively affected the performance of our credit portfolio, and as a result adversely affected our financial condition and results of operation.

As a consequence of the increase in non-performing loans in our credit portfolio a $31.1 million charge against earnings was made in 2009, resulting in a net loss of $19.9 million for the full year. These losses have negatively affected the Bank's capital ratios for December 31, 2009 which indicated that the Bank was undercapitalized.

On February 1, 2010, the FDIC notified the Bank's Board of Directors that the Bank met the classification of undercapitalized. Therefore, we became subject to increased regulatory scrutiny and subject to certain business limitations. On April 14, 2010, the Bank received a Supervisory Prompt Corrective Action Directive ("Directive") from the FDIC dated April 13, 2010, due to the Bank's "undercapitalized" status as of December 31, 2009 under regulatory capital guidelines. The Directive requires that the Company must (1) sell enough voting shares or obligations of the Company so that the Bank will be "adequately capitalized" under regulatory capital guidelines and/or (2) accept an offer to be acquired by a depository institution holding company or combine with another insured depository institution.

As a result of the Bank's recent annual regulatory examination by the FDIC and the California Department of Financial Institutions ("CDFI") and the Bank's current status as "undercapitalized", the Bank anticipates that it will become subject to a Consent Order with the FDIC and CDFI. As of May 14, 2010, the Bank is concluding negotiations of the terms of a Consent Order with the FDIC and CDFI and anticipates that the Consent Order will be effective and require, among other things, that the Bank must: (1) within 90 days from the issuance of the order, increase and maintain the Bank's Tier 1 capital in such amount to ensure the Bank's leverage ratio equals or exceeds 10%; and (2) within 90 days from the issuance of the order, increase and maintain the Bank's total risk-based capital ratio in such amount as to equal or exceed 12%. To satisfy the Bank's requirements under a Consent Order, we may need to issue additional shares of our common stock, or other securities exercisable or convertible into our common stock, to meet. As a Consent Order has not been finalized as of May 14, 2010, the terms of the Consent Order may differ from the terms described above.

If the proposed amendment to Article III of the Articles increasing the number of authorized shares of our common stock is not approved by shareholders, we will be limited in our ability to raise additional capital. If we do not raise additional capital, it could have a material adverse effect on our financial condition and results of operations and could adversely impact the price of our common stock. If economic conditions continue to deteriorate, especially in the real estate and credit markets, our regulatory capital level could fall below the "undercapitalized" level, which could result in more severe future regulatory enforcement actions and subject to the additional restrictions applicable to "significantly undercapitalized" banks.

Effect of Increasing the Number of Authorized Shares of Common Stock

If the Proposed Amendment is approved, the additional authorized shares of our common stock may be issued for such consideration, cash or otherwise, at such times and in such amounts as the Board of Directors may determine without further shareholder approval, except to the extent that shareholder approval is required by applicable laws, rules or regulations.

Anti-Takeover and Dilutive Effects

The purpose of the Proposed Amendment is to facilitate our ability to raise additional capital to support our operations, not to establish any barriers to a change of control or acquisition of the Company. The common shares that are authorized but unissued provide our Board of Directors with flexibility to effect, among other transactions, public or private financings, acquisitions, stock dividends, stock splits and the granting of equity incentive awards. However, these authorized but unissued shares may also be used by the Board of Directors, consistent with and subject to its fiduciary duties, to deter future attempts to gain control of us or make such actions more expensive and less desirable. The Proposed Amendment would give our Board of Directors authority to issue additional shares from time to time without delay or further action by the shareholders except as may be required by applicable law. The Proposed Amendment is not being recommended in response to any specific effort of which the Company is aware to obtain control of the Company, nor does the Board of Directors have any present intent to use the authorized but unissued common stock to impede a takeover attempt.

In addition, the issuance of additional shares of common stock could have a dilutive effect on earnings per share and the book or market value of our outstanding common stock, depending on the circumstances, and could dilute a shareholder's percentage voting power in the Company. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our Board of Directors intends to take these factors into account before authorizing any new issuance of shares.

PROPOSAL NO. 3
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Board of Directors has appointed Richardson and Co., certified public accountants, as independent auditors for the Company for 2010. Richardson and Co. has served as independent auditors for the Company since 1993. Shareholders are being asked to ratify this selection at the annual meeting. A representative of Richardson and Co. will be present at the meeting and will be afforded the opportunity to make a statement and respond to appropriate questions.

Audit Fees

The aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements on Form 10-K and the review of the financial statements included in the Company's quarterly reports on Form 10-Q for the fiscal year ended December 31, 2008 was $96,905 and December 31, 2009 was $102,050.

Audit-Related Fees

The aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements for the year ended December 31, 2008 was $1,485 and December 31, 2009 was $2,205.

Tax Fees

There were no aggregate fees billed for tax compliance, tax advice and tax planning rendered by our independent auditors for the fiscal year ended December 31, 2008 and December 31, 2009.

All Other Fees

The aggregate fees billed for any other professional services rendered by the Company's independent auditors for the fiscal year ended December 31, 2008 was $2,330 and December 31, 2009 was $109.

The Audit Committee pre-approved 100% of the fees paid to the principal accountant for audit-related, tax and other fees. The Audit Committee pre-approves all non-audit services to be performed by the auditor in accordance with the Audit Committee Charter. The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees was less than 3%.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote "FOR" Proposal No. 3.

PROPOSAL NO. 4
ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

On February 17, 2009, Congress enacted the Emergency Economic Stabilization Act of 2008 (the "EESA") and the American Recovery and Reinvestment Act of 2009 (the "ARRA"). The EESA and ARRA, as implemented by various regulations, impose a number of requirements on financial institutions, such as the Company, that received an investment under the Capital Purchase Program of the United States Treasury's Troubled Asset Relief Program ("TARP"). One of the requirements set forth under EESA is that at each annual meeting of shareholders during the period in which any obligation arising from TARP financial assistance remains outstanding TARP recipients shall permit a separate nonbinding "say on pay" stockholder vote to approve the compensation of executives.

This proposal gives you as a stockholder the opportunity to vote for or against the following resolution:

> "RESOLVED, that the shareholders of Sonoma Valley Bancorp (the "Company") approve the compensation of the Company's executives as described in the Summary Compensation Table of the Company's Proxy Statement for the 2010 Annual Meeting of Shareholders, including the other executive compensation tables and the related disclosure contained in the Proxy Statement."

As provided in the Act, the vote is not binding on the board of directors and may not be construed as overruling a decision by the board of directors, nor creating or implying any additional fiduciary duty by the Board of Directors, nor be construed to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation.

We believe that our compensation policies and procedures are strongly aligned with the long-term interests of our shareholders. Because your vote is advisory, it will not be binding upon the Board of Directors. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends a vote "FOR" approval of the compensation of executive officers as described in the "Executive Compensation" section and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement.

EXECUTIVE COMPENSATION OF MANAGEMENT, OWNERSHIP OF CERTAIN SHAREHOLDERS AND CERTAIN RELATED TRANSACTIONS

The following table sets forth information regarding each executive officer of the Bancorp and Bank.

Officer	Age	Position with the Bank and Principal Occupations During the Past Five Years
Sean Cutting	41	Chief Executive Officer of the Company and Chief Executive Officer of Sonoma Valley Bank as of February, 2009; President, Chief Administrative Officer and Chief Lending Officer of the Bank since January 2008 and Executive Vice President, Chief Lending Officer of the Bank since June 2006; Senior Vice President and Chief Lending Officer of the Bank since August 2003; Vice President and Loan Group Manager of the Bank since April 2003; Vice President and Commercial Loan Officer of the Bank since June 2002.
Mary Dieter Smith	61	Executive Vice President, Chief Financial Officer and Assistant Corporate Secretary of the Company and Bank since February, 2008; Executive Vice President, Chief Financial Officer and Assistant Corporate Secretary of the Company since November 2000, Executive Vice President, Chief Operating Officer and Chief Financial Officer and Assistant Corporate Secretary of the Bank since June 1997; Executive Vice President, Chief Financial Officer and Asst. Corporate Secretary of the Bank since January 1993; Vice President, Chief Financial Officer and Assistant Corporate Secretary of the Bank from June 1988 to January 1993.
Cathleen Gorham	44	Executive Vice President, Chief Operating Officer and Branch Administrator of the Bank since February 2008, Senior Vice President and Branch Administrator of the Bank since July 2005; Vice President and Bank Operations since May 2001; Operations Officer since 1992.
Kelly Bruns	34	Senior Vice President, Chief Credit Officer of the Bank since February 18, 2009, Vice President and Credit Administrator of the Bank since December 24, 2007.

As to the Company's Chief Executive Officer, Chief Financial Officer and the two other most highly compensated executive officers, the following table sets forth total remuneration received from the Company for services performed in all capacities during the last three years.

Summary Compensation Table

	ANNUAL COMPENSATION						LONG-TERM COMPENSATION				
NAME AND PRINCIPAL POSITION (a)		YEAR (b)	SALARY ($) (c)	BONUS ($) (d)	STOCK AWARD[1] ($) (e)	OPTION AWARDS[1] ($) (f)	NON-EQUITY INCENTIVE PLAN COMPENSATION[2] (g)	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS (h)	ALL OTHER COMPEN-SATION (i)	TOTAL (j)
PEO	Sean C	2009	200,004	0	0	0	0	40,459[3]	21,376[4]	261,839
	Cutting	2008	214,205	0	0	71,164	64,650	37,550[3]	21,633[5]	409,202
		2007	171,600	0	0	0	80,983	35,272[3]	21,315[6]	309,170
PFO	Mary	2009	148,500[7]	0	0	0	0	126,552[8]	9,340[9]	284,392
	Dieter	2008	148,500[7]	0	0	0	39,784[10]	157,041[8]	15,380[11]	360,705
	Smith	2007	148,500[12]	0	0	0	63,787[13]	121,083[8]	16,965[14]	350,335
A	Cathleen	2009	148,500	10,000	0	0	0	38,797[15]	1,660[16]	198,957
	Gorham	2008	141,117	0	0	0	29,838	34,000[15]	12,380[17]	217,335
		2007	118,939	15,000	0	0	48,590	18,392[15]	12,386[18]	213,307
B	Kelly Bruns	2009	116,876	15,000	0	0	0	0	9,000[19]	140,876
		2008	95,004	4,500	0	0	0	0	11,419[20]	110,923
		2007	7,552	0	0	0	0	0	0	7,552
Former	Mel	2009	22,654	0	0	0	0	147,587[21]	49,080[22]	219,321
PEO	Switzer, Jr.	2008	267,231	0	0	0	64,650	499,723[21]	21,852[23]	853,456
		2007	240,000[24]	0	0	0	129,573[25]	313,877[21]	25,831[26]	709,281

(1) The amounts in this column reflect the aggregate grant date fair value under FAS 123R of awards made during the indicated year. The assumptions we use in calculating these amounts are discussed in Note L to our financial statements for the year ended December 31, 2009.

(2) Amount awarded pursuant to the Company's cash incentive program.

(3) Represents the change in actuarial present value of the accumulated benefit for Sean Cutting under all of our benefit plans and the above-market amount for rates that exceeded 120% of the applicable federal rate, or $8 in 2009, $2 in 2008 and $5 in 2007.

(4) Includes matching contributions to 401(K) Plan, personal use of Company car, director fees in the amount of $5,600 paid in cash and cash dividend on restricted stock award.

(5) Includes matching contributions to 401(K) Plan, personal use of Company car, cash dividend on restricted stock and $8,200 gross up for taxes on restricted stock vesting in 2008.

(6) Includes matching contributions to 401(K) Plan, cash dividend on restricted stock and $11,600 gross up for taxes on restricted stock vesting in 2007.

(7) 10% of salary or $14,850 was deferred to the 2005 Deferred Compensation plan.

(8) Represents the change in actuarial present value of the accumulated benefit for Mary Smith under all of our benefit plans and the above-market amount for rates that exceed 120% of the applicable federal rate or $913 in 2009, $182 in 2008 and $506 in 2007.

(9) Includes matching contributions to 401(K) Plan and cash dividend on restricted stock.

(10) Amount awarded pursuant to the Company's cash incentive program of which 10% or $3,978 was deferred under the 2005 Deferred Compensation Plan.

(11) Includes matching contributions to the 401(k) plan, cash dividend on restricted stock and $4,920 gross up for taxes.

(12) 10% of salary, or $14,850, was deferred to the Deferred Compensation Plan.

(13) Amount awarded pursuant to the Company's cash incentive program of which 10% or $6,379 was deferred under the 2005 Deferred Compensation Plan.

(14) Includes matching contributions to 401(K) Plan, cash dividend on restricted stock and $6,960 gross up for taxes on restricted stock vesting in 2008.

(15)   Represents the change in actuarial present value of the accumulated benefit for Cathy Gorham under all of our benefit plans.

(16)   Includes matching contributions to 401(K) Plan and cash dividend on restricted stock.

(17)   Includes matching contributions to 401(K) Plan, cash dividend on restricted stock and $4,920 gross up for taxes on restricted stock vesting in 2008.

(18)   Includes matching contributions to 401(K) Plan, cash dividend on restricted stock and $6,960 gross up for taxes on restricted stock vesting in 2007.

(19)   Includes matching contributions to 401(K) Plan and dependent care benefit.

(20)   Includes matching contributions to 401(K) plan, income for waived benefits and dependent care benefit.

(21)   Represents the change in actuarial present value of the accumulated benefit for Mel Switzer, Jr. under all of our benefit plans and the above-market amount for rates that exceeded 120% of the applicable federal rate or $112 in 2009, $181 in 2008 and $543 in 2007.

(22)   Includes matching contributions to 401(K) Plan, director fees in the amount of $27,500 paid in cash, personal use of Company car and $10,525 representing retirement gift of bank auto.

(23)   Includes matching contributions to 401(K) Plan, personal use of Company car, cash dividend on restricted stock and $8,200 gross up for taxes on restricted stock vesting in 2008.

(24)   5% of salary or $12,000 was deferred to the 2005 Deferred Compensation Plan.

(25)   Amount awarded pursuant to the Company's cash incentive program, of which 25% or $32,393 was deferred under the 2005 Deferred Compensation Plan.

(26)   Includes matching contributions to 401(K) Plan, personal use of Company car, cash dividend on restricted stock and $11,600 gross up for taxes on restricted stock vesting in 2007.

Base Salary

The Company provides executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Salary ranges for the named executive officers are determined for each executive based on his or her position and responsibility. The Company competes with many larger banks for top executive talent and, as a result, the base salary component of total compensation is designed to compensate executives, including the named executive officers, competitively within the industry. Base salaries of the executive officers, including the named executive officers, are established by the Board based upon recommendations made by the Personnel and Policies Committee based on other factors as well including relevant peer group information, the executive's job responsibilities, level of experience, individual performance, and overall contribution to the financial results of the Company. In making base salary decisions, the Personnel and Policies Committee uses its discretion and judgment based upon regional and personal knowledge of industry practice but does not apply any specific formula to determine the base salaries for the named executive officers.

Salary levels are typically considered annually as part of the Company's performance review process as well as upon a promotion or other change in job responsibility. Merit based increases to salaries of executives are not common but may be made based on the Personnel and Policies Committee's assessment of each individual's performance.

Perquisites and Other Personal Benefits

The Company does not provide named executive officers with any significant perquisites or other personal benefits. The perquisites that are provided are believed to be reasonable and consistent with the Company's overall compensation program and adequately assist the Company in retaining superior employees for key positions.

<u>Long-Term Equity Compensation</u>

The Company provides its executive officers with long-term equity compensation, in the form of grants of options, restricted stock, stock appreciation rights and stock bonuses under the Company's 1996 Stock Option Plan, the 2002 Equity Incentive Plan and the 2007 Equity Incentive Plan. Advantages of long-term equity compensation include favorable accounting and tax treatment and the ability to meet the almost universal expectation in the industry to provide stock options and other equity-based compensation to employees. The Personnel and Policies Committee believes that long-term equity compensation provides the Company's executive officers, including the Chief Executive Officer, with the opportunity to purchase and maintain an equity interest in the Company and to share in the appreciation of the value of the Company's common stock. The Personnel and Policies Committee believes that stock options and other equity-based compensation assist in motivating executives to maximize long-term shareholder value.

All stock options that were granted, including to the Chief Executive Officer, have been granted at the fair market value of the Company's common stock on the date of grant. The Personnel and Policies Committee determines the fair market value based upon the closing price of the Company's stock on the day of determination. The Committee considers each option subjectively, considering factors such as the individual performance of the executive officer and the anticipated contribution of the executive officer to the attainment of the Company's strategic goals.

The ability to provide equity incentives, through the granting of stock options and other equity-based compensation, gives the Personnel and Policies Committee the ability to create a combination of cash and stock-based incentive compensation programs to promote high performance and achievement of corporate goals by executives and employees, encourage the growth of shareholder value and allow key employees to participate in the long-term growth and profitability of the Company.

Awards of equity-based compensation are not routinely made but may occur throughout the year.

The granting of equity-based compensation helps to:

- enhance the connection between shareholder value and long-term executive incentive compensation;

- provide an opportunity for increased equity ownership by executives; and

- maintain competitive levels of total compensation.

The majority of stock options granted by the Personnel and Policies Committee vest at a rate of 20% per year over the first five years of a 10-year option term. Vesting and exercise rights cease upon termination of employment except in the case of death (subject to a one year limitation), disability or retirement. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends.

The Personnel and Policies Committee awards restricted stock to senior executives, including the named executives, based upon substantially the same factors described above for the issuance of stock options. The Personnel and Policies Committee determines the number of shares to be awarded to particular senior executives and the vesting of the shares, typically over five years at a rate of 20% per year. Upon issuance of restricted shares, the holders have many of the rights and privileges of a shareholder including voting rights. Upon termination of employment, all restricted shares that have not vested are forfeited, without further obligation of the Company.

To date, the Company has not required any participant to pay for their restricted shares. The fair market value of restricted shares is determined on the grant date, which is the date of determination. Although the Company has historically only issued stock options and restricted shares, it may in the future grant stock appreciation rights, or other equity-based compensation as permitted in the 2007 Equity Incentive Plan and as determined appropriate by the Personnel and Policies Committee.

Retirement Benefits

Certain of the Company's executives, limited to a select group of management and highly compensated employees, are eligible to participate in the Supplemental Executive Retirement Plan ("SERP") and, along with all other employees, in the Company's 401(k) plan. Under the SERP, eligible executives, including the named executive officers, earn the right to receive certain benefits upon retirement. Retirement benefits are provided annually after retirement and calculated and based upon a 15-year vesting schedule and a percentage of the average of the best five years of the participant's cash compensation, including salary, incentive and bonus.

The SERP is a plan similar to those adopted and utilized by the Company's peer groups and provides the types of retirement benefits that are expected by executive officers of similarly situated banks and bank holding companies. The SERP benefits certain eligible executives based upon the Personnel and Policies Committee's discretion and the completion of a participation agreement. The benefits associated with SERP participation are a yearly benefit after termination from the company and the amount of the benefit is determined by a formula multiplying a factor determined by years of service with an average of the highest five years of compensation. The SERP is an unfunded plan and the Company has purchased insurance policies to assist with the eventual funding of the SERP benefits in the future. The policies are corporate owned whole life insurance policies with the cash value of the policies owned by the Company and the death benefit on the employee paid to the Company as well.

Under the 401(k) plan, the Company matches employee contributions in the amount of 40% of employee's contribution but not to exceed the Internal Revenue Service limit. When the Committee targets overall compensation for executive officers, it does not factor in the compensation benefits expected to be received under the 401(k).

<u>Deferred Compensation</u>

The Company's directors and a select group of management and highly compensated employees, including the named executive officers, are entitled to participate in the Company's deferred compensation plan.

Under the deferred compensation plan, eligible participants can defer up to 50% of salary and 100% of the annual bonus. Directors can defer 100% of their fees and retainer. These assets that are deferred accrue interest and provide a return equal to 120% of the corporate bond rate, as determined in August of each year, and rounded up the nearest whole percentage point.

Under the terms of the Company's January 1, 2005 Deferred Compensation Plan, for each plan year, eligible participants may defer a minimum of $2,000 of each of the participant's base salary, annual bonus or directors' fees and a maximum of 50% of their base salary and 100% of their annual bonus and directors' fees. Prior to any distributions, interest is credited and compounded annually on each participant's account balance at a preferred crediting rate, which is equal to 120% of Moody's Seasoned Corporate Bond rate for the month of August immediately prior to each plan year, rounded up to the nearest whole number. Upon retirement, a participant receives his or her account balance and if the balance is paid in installments the undistributed portion is credited with interest and compounded annually at the set rate.

At year end 2009, all deferred compensation plans including the SERP and director retirement complied with the Internal Revenue Service Code, Section 409A.

Outstanding Equity Awards at Fiscal Year-End

	OPTION AWARDS					STOCK AWARDS			
NAME (a)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE (b)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISEABLE (c)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS (#) (d)	OPTION EXERCISE PRICE ($) (e)	OPTION EXPIRATION DATE (f)	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#) (g)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) (h)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#) (i)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($) (j)
PEO Cutting	22,500 [1]		0	465,901	1/21/14	2,000 [2]	14,100	0	0
	2,000	8,000 [3]		47,000	1/16/18				
PFO Smith	0	0	0	0	N/A	1,200 [1]	8,460	0	0
A Gorham	0	0	0	0	N/A	1,200 [1]	8,460	0	0
Former PEO Switzer	0	0	0	0	N/A	0	0	0	0

(1) Awarded under the 2002 Equity Incentive Plan. The restricted shares vest in five equal installments on each anniversary of the date of grant beginning July 19, 2007.

(2) All were granted on January 21, 2004 under the 2002 Equity Incentive Plan and are fully vested.

(3) All were granted on January 16, 2008 under the 2002 Equity Incentive Plan and vest in five equal installments beginning January 16, 2009.

Grants of Plan-Based Awards

There were no incentives or stock options awarded during the fiscal year ended December 31, 2009.

Compensation Assessment

We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company. In addition, the Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks. The Personnel and Policies Committee have taken the following actions to further reduce incentives to incur excessive risk as follows:

1) On August 19, 2009, the Personnel and Policies Committee voted to terminate the existing Cash Incentive Plan because the Committee believed it may encourage unnecessary and excessive risk taking; and

2) The Committee has prohibited any payment to executive officers that would be considered a "golden parachute" under the U.S. Treasury's Capital Purchase Program.

Additionally, companies participating in the U.S. Treasury's Capital Purchase Program are required to assess their senior executive officer compensation programs to ensure that the programs do not encourage senior executive officers to take unnecessary and excessive risks that threaten the value of the bank. The Personnel and Policies Committee has met with the Company's risk and other officers to review the incentive programs and practices, evaluated the effect of those programs historically, and reviewed its internal procedures on loan origination practices and internal audits. Based on this review, the Personnel and Policies Committee believes that the total compensation program reflects a balance of fixed and performance based compensation, and internal policies and practices, evaluated against past results, believes that the Company's executive compensation program does not encourage the executive officers to take unnecessary and excessive risks that threaten the value of the Company, and that no changes to the program were required for this purpose as of the date of this report, and will continue to review the philosophy and compensation programs.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of May 5, 2010, with respect to the beneficial ownership of the Company's common stock for each person known to the Company to own beneficially 5% or more of the outstanding shares of the Company's common stock, all directors and named executive officers of the Company individually, and all directors and all executive officers of the Company as a group. As of May 5, 2010, there were 2,326,803 shares of common stock outstanding. Unless otherwise indicated, the address for each shareholder listed in the following table is c/o Sonoma Valley Bancorp, 202 W Napa Street, Sonoma, California 95476.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Percent of Class (1)
Suzanne Brangham	27,798		1.19%
Sean Cutting	36,057	(2)	1.53%
Dale T. Downing	43,689		1.88%
Robert B. Hitchcock	111,071	(3)	4.77%
Robert J. Nicholas	107,144	(4)	4.60%
Valerie Pistole	8,674	(5)	0.37%
Mel Switzer, Jr.	93,769	(6)	4.03%
Mary Dieter Smith	45,947	(7)	1.97%
Directors and Executive Officers as a Group	510,533		21.55%

(1) Percentages are based on a total of 2,326,803 shares outstanding as of May 5, 2010.

(2) Includes 26,500 shares subject to options exercisable within 60 days and 2,000 shares unvested restricted stock.

(3) Includes 10,920 shares held by wife in an IRA account.

(4) Includes 3,704 shares subject to options exercisable within 60 days.

(5) Includes 4,000 shares subject to options exercisable within 60 days and 1,871 held by husband in a Profit Sharing Plan.

(6) Includes 2,157 shares held by wife in an IRA account.

(7) Includes 1,200 shares unvested restricted stock.

RELATED PERSON TRANSACTIONS

Certain Relationships and Related Transactions

The Bank has had (and expects to have in the future) banking transactions in the ordinary course of its business with its directors, executive officers, principal shareholders and their affiliates. These loans are granted on substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the same time for comparable transactions with others and, in the opinion of management, do not involve more than the normal risk of collectability. A part of the Bank Loan Policy details the terms to be followed when making a loan to a director, executive officer or principal shareholder. The extensions of credit are to be made on the same terms and credit worthiness as those to outside borrowers of the Bank and in accordance with Regulation O. The extensions of credit require approval of the Board with the interested party abstaining from participating in the voting. The aggregate loan disbursements and loan payments made in connection with loans to directors, executive officers, principal shareholders, and affiliates, are as follows:

	2009	2008
Balance, beginning of year	$1,443,000	$2,461,000
Loan Disbursements	924,000	821,000
Loan Payments	(873,000)	(1,839,000)
Balance, end of year	$1,494,000	$1,443,000

During 2009, the highest amount of aggregate indebtedness of directors, executive officers, principal shareholders, and affiliates, was $1,645,000 as of March 31, 2009 which represented 5.32% of the Bank's equity capital as of such date.

The Bank leases its Glen Ellen branch office from Sonoma Market Partnership in which director Dale Downing is a partner. Lease expense for the years ended December 31, 2009 and 2008 was $16,068 and $15,560, respectively. The facility is leased for a five year term expiring March 2013 with the option to extend for one additional five year term at the same Consumer Price Index limitations. The monthly lease payments will be increased annually based upon the Consumer Price Index, but not less than 4% annually.

Section 16(a) Beneficial Ownership Reporting

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of the Company's Common Stock, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the Securities and Exchange Commission (the "SEC"). Such executive officers, directors and 10% shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that no other filings were required for such persons, the Company believes that, during the year ended December 31, 2008, all of its executive officers, directors and 10% shareholders complied with all applicable Section 16(a) filing requirements by filing Form 3, 4 and 5 with the SEC, except for the following:

Dale Downing acquired shares of common stock of the Company during 2009. Late Form 4's were filed on February 20, 2009 to report the transactions. Below are the transactions that were reported.

1.	February 11, 2009	200 shares	$11.25 per share
2.	February 13, 2009	300 shares	$11.30 per share
3.	February 17, 2009	200 shares	$10.99 per share

OTHER BUSINESS

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. A copy of our code of ethics can be found on our website at https://www.sonomavalleybank.com/code_of_ethics.aspx.

The Company will report any amendment or waiver to the code of ethics on our website within five days.

Shareholder Proposals

In addition to the matters discussed above, proxies will be exercised at the discretion of the Proxy Holders in voting on such other business as may properly be brought before the meeting. Except as discussed below, the only matters which the Board of Directors intends to present or knows will be presented at the meeting are the matters discussed herein. If any proposals are properly brought before the Annual Meeting, or any adjournment or postponement thereof, the Proxy Holders will vote in accordance with their own discretion.

Shareholder Proposals for Next Year's Annual Meeting

Proposals by shareholders intended to be presented at the 2011 Annual Meeting of shareholders must be received by us not later than January 18, 2011 , for consideration for possible inclusion in the proxy statement relating to that meeting. All proposals must meet the requirements of Rule 14a-8 of the Exchange Act.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph), but is instead intended to be presented directly at next year's annual meeting, SEC rules permit management to vote proxies in its discretion if the Company (a) receives notice of the proposal before the close of business on April 2, 2011 and advises stockholders in the next year's proxy statement about the nature of the matter and how management intends to vote on such matter or (b) does not receive notice of the proposal prior to the close of business on April 2, 2011.

Notices of intention to present proposal at the 2011 Annual Meeting should be addressed to the Secretary of the Company at 202 W. Napa Street, Sonoma, California 95476. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Additional Information and Financial Disclosure

Additional copies of the Annual Report are available upon request. Requests for this statement or a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, free of charge, may be made by writing to Sonoma Valley Bancorp, 202 W. Napa Street, Sonoma, California 95476 or by calling the Company at (707) 935-3200.

Shareholders may send communications to the Board of Directors to the Secretary, Sonoma Valley Bancorp, 202 W. Napa Street, Sonoma, California 95476.

By Order of the Board of Directors

/s/ Suzanne Brangham

Suzanne Brangham, Secretary

ANNUAL MEETING OF SHAREHOLDERS OF

SONOMA VALLEY BANCORP

June 16, 2010

PROXY VOTING INSTRUCTIONS

<u>MAIL</u> -Sign, date and mail your proxy card in the envelope provided as soon as possible.

-OR-

<u>TELEPHONE</u> -Call toll-free **1-800-PROXIES** (1-800-776-9437) from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

-OR-

<u>INTERNET</u> -Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page.

COMPANY NUMBER _____

ACCOUNT NUMBER _____

You may enter your voting instructions at 1-800-PROXIES or www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

THE BOARD RECOMMENDS A VOTE "FOR" PROPOSALS 2, 3 and 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x].

1.   To elect directors to serve for the ensuing year and until their successors are elected.

NOMINEES:

[ ] FOR ALL NOMINEES   O   Suzanne Brangham
[ ] WITHHOLD AUTHORITY   O   Dale T. Downing
[ ] FOR ALL EXCEPT   O   Robert B. Hitchcock
                             O   Robert J. Nicholas
                             O   Valerie Pistole
                             O   Mel Switzer, Jr.

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "**FOR ALL EXCEPT**" and fill in the circle next to each nominee you wish to withhold.

2.   To approve an amendment to our articles of incorporation to increase the authorized number of shares of common stock from 10,000,000 to 20,000,000.

[ ]   FOR   [ ]   AGAINST   [ ]   ABSTAIN

3.   To ratify the selection of Richardson and Co. as independent auditors for fiscal year 2010.

[ ]   FOR   [ ]   AGAINST   [ ]   ABSTAIN

4.   To approve, in an advisory (non-binding) vote, the compensation of executives disclosed in the proxy statement.

[ ]   FOR   [ ]   AGAINST   [ ]   ABSTAIN

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ABOVE NOMINATED DIRECTORS AND FOR PROPOSALS TWO, THREE AND FOUR.

THIS PROXY ALSO DELEGATES DISCRETIONARY AUTHORITY TO VOTE WITH RESPECT TO OTHER BUSINESS WHICH PROPERLY MAY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

PLEASE READ, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT FURNISHED IN CONNECTION THEREWITH.

> **Yes, I plan to attend the shareholders' meeting** _____

Signature of Shareholder   _____   Date: _____

Signature of Shareholder   _____   Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.


SONOMA VALLEY BANCORP

202 W. Napa Street

Sonoma, CA 95476

(707) 935-3200

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

For the Annual Meeting of Shareholders to be held on June 16, 2010


As an alternative to completing this form, you may enter your vote instruction by telephone at 1-800-PROXIES, or via the Internet at WWW.VOTEPROXY.COM and follow the simple instructions. Use the Company Number and Account Number shown on your proxy card.

The share of stock you hold will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" the nominated Directors and proposals Two, Three and Four.

By signing the proxy, you revoke all prior proxies and appoint Robert J. Nicholas, Chairman of the Board, and Sean C. Cutting, President and Chief Executive Officer, and each of them in the absence of the other, with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters which may come before the Annual Meeting and all adjournments.


IMPORTANT: SIGNATURE REQUIRED ON REVERSE SIDE
